UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 28, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

HELD ON NOVEMBER 25th, 2013

Date, Time and Place: Held on November 25th, 2013, at 05:00 PM, by teleconference, at Alameda Santos, No. 1357, 6th floor, in the City of São Paulo, State of São Paulo.

Call notice: Call notice dismissed due to the attendance of the totality of the members of the Board of Directors.

Attendance: The totality of the members of the Board of Directors were present: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat.

Presiding:                                      José Luciano Duarte Penido — Chairman

Claudia Elisete Rockenbach Leal — Secretary

Agenda: (i) Approve the sale, by Fibria Celulose S.A. (“Company”) to Votorantim Cimentos S.A., of land assets located in the rural property referred to as “Ponte Alta Farm”; (ii) Approve the execution and regularization of leases referred to land assets portions of Votorantim Cimentos S.A. and the Company; (iii) Approve the adhesion, by the Company, to the Tax Recovery Program (“REFIS”) of federal taxes due; and (iv) Approve the liquidation of the subsidiary of the Company; and (v) Authorize the Board of Executive Officers to execute any and all necessary acts to fulfill the terms established herein.

Resolutions:  After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications by the unanimous vote of the attending Directors:

(i)                 Approve the sale, by Fibria to Votorantim Cimentos S.A., a closely-held company, enrolled with the CNPJ/MF under the no. 01.637.895/0001-32, with its corporate seat in the City of São Paulo, State of São Paulo, at Praça Professor José Lannes, no. 40, 9th floor (“VC”), of land assets located in the rural property referred to as “Ponte Alta Farm”, in the rural area in the Municipality of Sorocaba, in the State of São Paulo, enrolled under the nos. 9.362; 9.363; 9.364; 9.365; 9.366; 9.367; 9.368; 9.369; 9.370; 9.559; 9.560; all of them in the 2nd Office of Real Estate Registry of Sorocaba-SP, with the total area approximately of 1,061ha, for the total amount of R$ 23,956,006.72 (twenty-three million, nine hundred and fifty-six thousand and six reais and seventy-two cents), in accordance with the terms and conditions of the property appraisal report issued by Consult Soluções Patrimoniais and by BIRJ — Bolsa de Imóveis do Rio de Janeiro, presented to the Company’s Board of Directors. Also, in accordance with the Mining Code and other applicable laws and regulations, approve the execution of legal instrument to support the receipt, by the Company, of R$ 2,048,382.00 (two million, forty-eight thousand, three hundred and thirty-two reais), as a participation of the owner of the land and indemnification for the mineral extract process.

(ii)              Approve the execution of Lease Agreements in order to regularize the use of portions of the Company’s lands by VC and vice-versa. As a result thereof:

(a)                       Fibria will receive from VC the total amount of R$ 2,086,244.00 (two million, eighty-six thousand, two hundred and forty-four reais), for the use of 172,21ha, for a period of 17 (seventeen) years. This amount was calculated based on the current Lease Value of R$ 712.50 (seven hundred and twelve reais and fifty cents) per ha, per year; and

(b)                       VC will receive from Fibria the total amount of R$ 2,231,283.82 (two million, two hundred and thirty-one thousand, two hundred and eighty-three reais and eighty-two cents), for the use, by Fibria, of a portion of lands owned by VC, for eucalyptus plantation. This amount was calculated based on market value, determined by external and independent reports.

(iii)           Approve the adhesion, by the Company, to the Tax Recovery Program (“REFIS”) of federal taxes due in the approximately amount of R$ 587,000,000.00 (five hundred and eighty-seven million reais).

(iv)          Approve the liquidation of the subsidiary of the Company referred to as Fibria (Europe) S.A., with its corporate seat at Avenue Reverdil, no. 14, Nyon, Switzerland. Such liquidation aims the simplification of Company’s corporate structure.

(v)             Authorize the Board of Executive Officers, in accordance with the Company’s Bylaws, to sign all documents and to execute all and any necessary acts to accomplish the resolutions above.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the those members of the Board present. Attendance: José Luciano Duarte Penido — Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; Raul Calfat and Claudia Elisete Rockenbach Leal — Secretary

São Paulo, November 25th, 2013

We certify that the present instrument is a true copy of the Minutes of the Extraordinary Board of Directors Meeting held on November 25th, 2013, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary